RUBICON
MINERALS CORPORATION

NEWS RELEASE

TORONTO STOCK EXCHANGE SYMBOL:  RMX               AMEX SYMBOL:  RBY                                                                 PR05-04               March 2, 2005

RUBICON OPTIONS SLATE BAY PROJECT, RED LAKE, ONTARIO TO KING’S BAY GOLD

— $2.75 million earn-in, $250,000 work commitment in first year –

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that the company has optioned its Slate Bay gold project in Red Lake, Ontario to King’s Bay Gold Corporation (KBG.TSX-V). Rubicon and King’s Bay are currently formulating an initial diamond drill program of approximately 1000 metres (3300 feet) for the project.

The Slate Bay project comprises 146 claim units and is located to in the heart of the prolific Red Lake gold camp in northwestern Ontario. Previous work by Rubicon on the property has led to the development of a number of drill-ready targets on the property. The Slate Bay gold project displays the following features:

o	An extensive (minimum five kilometre strike length) and previously unknown ultramafic body, the Slate Bay Ultramafic (SUM), the existence of which has been confirmed through limited diamond drilling.

o	The SUM is developed beneath a major regional unconformity marked by mineralized conglomerates which, on the Slate Bay property, have returned up to 3.44 g/t gold over 21 metres, including 5.60 g/t Au over 6.1 metres from surface channel sampling. Elsewhere in the belt, high-grade gold deposits show a close spatial relationship with similar ultramafic bodies in close association with major regional unconformities.

o	Broad gold zones in underlying mafic volcanics near the SUM include 1.19 g/t gold over 15.59 metres attesting to the presence of a significant size mineralizing system.

o	The entire sequence is intruded by the Slate Bay intrusive body which contains local tourmaline breccias and which has been age dated by Rubicon to be similar age to other intrusives in the camp (Dome, McKenzie stocks) which have hosted over 1.35MM ounces of past gold production. Broad zones with anomalous copper and gold mineralization have been documented from limited drilling at the margin of this intrusive (e.g., 0.21% Cu, 1.1 g/t Ag, and 0.14 g/t Au over 72.9 metres).

“Rubicon has documented an environment at Slate Bay which is permissive for Red Lake style gold mineralization. We are pleased to welcome Kings Bay as a partner to the project and look forward to diamond drilling of the numerous targets generated to date on the property,” stated David Adamson.

Subject to applicable regulatory approvals, King’s Bay can earn a 51% interest in the Slate Bay property by spending $2.75 million over four years, commencing March 1, 2005, including a firm commitment to spend $250,000 in the first year of the agreement. In addition, King’s Bay must make initial payments of $10,000 and issue 25,000 shares to Rubicon followed by $90,000 in cash payments and shares equal in value to $90,000 over the term of the agreement. Rubicon has granted King’s Bay an option to earn an additional 9% interest by electing, within 60 days of vesting at 51%, to spend an additional $4 million over two years.

Assaying was conducted ALS Chemex Labs using the fire assay and multi-element ICP procedures. Terry Bursey, P.Geol., is the project Qualified Person under the definition of NI 43-101.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd., which is currently undertaking a feasibility study at its Kalukundi project in the DRC and recently reported drill results of up to 53 metres of 2.98% copper and 1.36% cobalt.

RUBICON MINERALS CORPORATION

“David W. Adamson”

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 – 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com _________________________________________________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                               Page 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.